SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For  19 October 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of EGM dated 08 October 2012
99.2	Amendment to Official List dated 09 October 2012

Exhibit 99.1

8 October 2012

InterContinental Hotels Group PLC ("IHG" or the "Company")

Results of General Meeting: Special Dividend and Share Consolidation

At IHG's General Meeting held today, Monday, 8 October 2012, Shareholders approved both of the Resolutions set out in the Notice of General Meeting sent to Shareholders on Friday, 14 September 2012 in connection with IHG's proposed Share Consolidation and the obtaining of a new authority to enable the Company to make market purchases of its New Ordinary Shares following the implementation of the Share Consolidation. The expected timetable remains as previously announced.

Special Dividend

The Share Consolidation was proposed in the context of a Special Dividend of US$1.72 (108.4 pence) per Existing Ordinary Share or per ADS (as applicable) immediately prior to the Share Consolidation. Following today's approval of both of the Resolutions by Shareholders, the Board has approved the payment of the Special Dividend of US$1.72 (108.4 pence) per Existing Ordinary Share or per ADS (as applicable) to Shareholders on the Register as at 6.00pm today, Monday, 8 October 2012, in sterling and to ADR holders on the ADR register as at 4.00pm (New York time) today, Monday, 8 October 2012 (being the close of business on the day before the ADR effective date), in US dollars, such dividend to be paid on Monday, 22 October 2012.

Listing and Trading Application

Application has been made for 272,220,410 New Ordinary Shares of 14 194/329 pence to be admitted to the premium segment of the Official List to the UK Listing Authority and to be admitted to trading on the London Stock Exchange's main market for listed securities to the London Stock Exchange. It is expected that dealings in the New Ordinary Shares will commence on Tuesday, 9 October 2012. Application has also been made for a further 2,096,804 IHG Ordinary Shares of 14 194/329 pence to be block listed, consisting of 883,796 shares under the InterContinental Hotels Group Executive Share Option Plan and 1,213,008 shares under the InterContinental Hotels Group Sharesave Plan. Upon issue, these shares will rank pari passu with the existing New Ordinary Shares.

Results of General Meeting

Voting was conducted by way of a poll on both the Resolutions proposed at the General Meeting. The number of votes for and against each of the Resolutions put before the General Meeting and the number of votes withheld were as follows:

	Resolution	Votes For	%	Votes Against	%	Total Votes	Votes Withheld
1.	Consolidation of share capital	199,691,578	99.92	167,158	0.08	199,858,736	909,252
2.	Authority to purchase own shares	200,155,483	99.84	329,364	0.16	200,484,847	283,141

NOTES:

1. The 'For' vote includes those giving the Chairman discretion.

2. Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3. The total number of Existing Ordinary Shares in issue on Thursday, 4 October 2012 was 291,664,726. The Company does not have any treasury shares.

4. Copies of the Resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority via the National Storage Mechanism and will be available in due course for inspection at www.hemscott.com/nsm.do. A copy of the Resolution to obtain a new authority to enable the Company to make market purchases of its New Ordinary Shares following the implementation of the Share Consolidation, which was passed is set out in Annex 1 hereto.

All definitions used in the Circular to Shareholders dated Friday, 14 September 2012 have the same meaning when used in this announcement.

For further information

For Investor Relations enquiries Catherine Dolton, Isabel Green:	+44 (0) 1895 512 176

For Media enquiries Yasmin Diamond, Kari Kerr:	+44 (0) 1895 512 299

Goldman Sachs International, which is authorised and regulated in the UK by the Financial Services Authority, is acting for InterContinental Hotels Group PLC and no-one else in connection with the Special Dividend and Share Consolidation and will not be responsible to anyone other than InterContinental Hotels Group PLC for providing the protections afforded to clients of Goldman Sachs International or for providing advice in relation to the Special Dividend and Share Consolidation, the contents of this announcement or any matter referred to herein.

Notes for editors

IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 67 million members worldwide. IHG franchises, leases, manages or owns over 4,500 hotels and more than 666,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years. InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards.

For our latest news, visit www.ihg.com/media, www.twitter.com/ihgplc, www.facebook.com/ihg or www.youtube.com/ihgplc.

ANNEX 1

Resolution 2: Authority to enable the Company to make market purchases of its New Ordinary Shares following the implementation of the Share Consolidation

That, subject to and conditional upon the resolution to approve the proposed Share Consolidation being passed and becoming unconditional, the Company shall be and is hereby generally and unconditionally authorised to make market purchases (as defined in Section 693 of the Companies Act 2006) for the purpose of Section 701 of the Companies Act 2006 of New Ordinary Shares on such terms and in such manner as the Directors think fit provided that:

(a) the maximum aggregate number of New Ordinary Shares that may be purchased under this authority is 27,217,301;

(b) the minimum price which may be paid for each New Ordinary Share is 14 194/329 per share;

(c) the maximum price (exclusive of all expenses) which may be paid for each New Ordinary Share is an amount equal to the higher of (i) 105 per cent. of the average of the middle market quotations for a New Ordinary Share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such share is contracted to be purchased and (ii) that stipulated by Article 5(1) of the Buy-Back and Stabilisation Regulations 2003; and

this authority will expire at the conclusion of the next annual general meeting of the Company in 2013 or on 1 July 2013, whichever is earlier (except in relation to the purchase of New Ordinary Shares the contract for which was concluded before such date and which is executed wholly or partly after such date) unless such authority is renewed prior to such time.

Exhibit 99.2

9 October 2012

InterContinental Hotels Group PLC ("IHG" or the "Company")

Amendment to Official List, Total Voting Rights and Share Capital: Share Consolidation

Further to the approval of the Company's proposed Share Consolidation at the Company's General Meeting on Monday, 8 October 2012, the Company's Share Consolidation became effective this morning. The Company's issued share capital of 272,220,410 ordinary shares of 14 194/329 pence each were admitted to the premium segment of the Official List to the UK Listing Authority and admitted to trading on the London Stock Exchange's main market for listed securities to the London Stock Exchange at 8.00am UK time today.

On Tuesday, 9 October 2012, the Company's issued share capital consists of 272,220,410 ordinary shares of 14 194/329 pence each with voting rights and with the new ISIN GB00B85KYF37. The Company does not hold any shares in Treasury. Therefore the total number of ordinary shares in the Company with voting rights is 272,220,410.

The above figure, 272,220,410, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Nicolette Henfrey
Deputy Company Secretary & Head of Corporate Legal
9 October 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	19 October 2012